

April 28, 2009

Mr. D. Hunt Ramsbottom, Jr.
President and Chief Executive Officer
Rentech, Inc.
10877 Wilshire Boulevard, 7th Floor
Los Angeles, CA   90024

Re: Rentech, Inc.
        Registration Statement on Form S-3
        Filed on March 27, 2009
        File No.: 333-158256

Dear Mr.Ramsbottom:

We have limited our review of the above-captioned filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The registrant's preferred stock purchase rights, which are attached to the common stock, should be registered pursuant to this registration statement. Please revise and file the related legal opinion with respect to the rights.

Description of Common Stock, page 14

2. We note your statement in the opening paragraph that the disclosure is qualified in its entirety by reference to your charter and bylaws. Please note that you may not qualify information in the prospectus by reference to information outside of the prospectus unless the form specifically requires it. See Rule 411(a). Please revise to remove this qualification.

Exhibits, page E-1

3. Subject to the rules regarding incorporation by reference, please furnish all exhibits required by Item 601 of Regulation S-K, in the amended registration statement. Please include a reference to each required exhibit in the exhibit index and be specific as to the location of the exhibit. Use separate notations to specify which exhibits have been previously filed, which exhibits are filed in the amended registration statement and which exhibits are filed as exhibits to a filed report that is incorporated by reference. Please file the following additional exhibits:

    - Form of Subsidiary Guarantees of Debt Securities
    - Form of Unit Agreement and Unit Certificate
    - Form of Warrant Certificate

4. The Statement of Eligibility of the Trustee on Form T-1 ("T-1") must be filed as Exhibit 25 to the registration statement before the effective date of the registration statement or the T-1 may be filed no later than two business days after the beginning of the delayed offering. If the T-1 is filed on a delayed basis, the registrant must file the Form T-1 separately under the electronic form type "305B2". Registrants should not file the Form T-1 in a separate post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. See footnote 86 and the accompanying text in Release No. 33-7122(Dec. 19, 1994).

5. A separate statement of eligibility on Form T-1 should be filed for each indenture.

Exhibit 5.1 Legality Opinion

6. We note that counsel limits its opinion to the provisions of the Colorado Business Corporation Act. Please have counsel confirm supplementally that this reference includes the Colorado Constitution and any reported judicial decisions interpreting these laws.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director